                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 17)*

                             The Box Worldwide, Inc.
                      (f/k/a/ Video Jukebox Network, Inc.)
               -------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   92656G 10 8
                                 (CUSIP Number)

                              Thomas K. Pasch, Esq.
                           Saul, Ewing, Remick & Saul
                             3800 Centre Square West
                             Philadelphia, PA 19102
                                 (215) 972-7188
    -------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 21, 1997
               -------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 92656G 10 8                                             Page 2 of 19
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    StarNet, Inc.
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                                                     AF
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                       1,883,555
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      12,242,655
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |                                       1,883,555
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                       9,013,845
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            14,210,419
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [X]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            59.2%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                            CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP No. 92656G 10 8                                            Page 3 of 19
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Lenfest Communications, Inc.
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                                                     WC
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                       1,833,555
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      12,242,655
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |                                       1,833,555
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                       9,013,845
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            14,210,419
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [X]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            59.2%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                            CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP No. 92656G 10 8                                            Page 4 of 19
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    H.F. Lenfest
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                                                     OO
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                       1,833,555
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      12,242,655
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |                                       1,833,555
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                       9,013,845
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            14,210,419
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [X]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            59.2%%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                            IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP No. 92656G 10 8                                             Page 5 of 19
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    StarNet Interactive Entertainment, Inc.
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                                                     AF
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      -0-
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      12,242,655
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |                                      -0-
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                       9,013,845
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            14,210,419
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [X]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            59.2%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                            CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92656G 10 8                                             Page 6 of 19


          This Amendment No. 17 ("Amendment") to the Statement on Schedule 13D dated July 28, 1993 (the "July 1993 Statement"), as amended by Amendment No. 1 thereto dated August 9, 1993 ("Amendment No. 1") and as amended by Amendment No. 2 thereto dated September 14, 1993 ("Amendment No. 2") and as amended by Amendment No. 3 thereto dated December 21, 1993 ("Amendment No. 3") and as amended by Amendment No. 4 thereto dated January 12, 1994 ("Amendment No. 4") and as amended by Amendment No. 5 thereto dated February 10, 1994 ("Amendment No. 5") and as amended by Amendment No. 6 thereto dated February 23, 1994 ("Amendment No. 6") and as amended by Amended by Amendment No. 7 thereto dated March 9, 1994 ("Amendment No. 7") and as amended by Amendment No. 8 thereto dated May 9, 1994 ("Amendment No. 8") and as amended by Amendment No. 9 thereto dated July 11, 1994 ("Amendment No. 9") and as amended by Amendment No. 10 thereto dated July 28, 1994 ("Amendment No. 10") and as amended by Amendment No. 11 thereto dated August 9, 1994 ("Amendment No. 11") and as amended by Amendment No. 12 thereto dated January 12, 1995 ("Amendment No. 12") and as amended by Amendment No. 13 thereto dated September 22, 1995 ("Amendment No. 13") and as amended by Amendment No. 14 thereto dated May 22, 1996 ("Amendment No. 14") and as amended by Amendment No 15 thereto dated June 11, 1996 ("Amendment No. 15") and as amended by Amendment No. 16 thereto dated July 9, 1996 ("Amendment No. 16") (the July 1993 Statement as amended by Amendment Nos. 1 through 16 is referred to as the "Original Statement"), is jointly filed by the persons listed on the execution pages hereof (the "Reporting Persons") pursuant to the Joint Filing Agreement filed as Exhibit 5 to Amendment No. 1. Except as amended hereby, the contents of the Original Statement, including its exhibits, are incorporated herein by reference. Any capitalized term not defined herein has the meaning given to it in the Original Statement.

          This Amendment relates to the common stock, par value $.001 per share (the "Common Stock") of The Box Worldwide, Inc. (formerly known as Video Jukebox Network, Inc.), a Florida corporation (the "Company"), and is filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act").


          This Amendment is filed to disclose the changed purpose of the Reporting Persons as a result of the agreement between the Company and TCI Music, Inc. ("TCIM"), an affiliate of Tele-Communications, Inc. ("TCI"), for the acquisition of the Company through a merger (the "Merger") into a newly formed, wholly-owned subsidiary of TCIM, with the Company as the surviving corporation in the Merger. The terms of the proposed Merger are set forth in a letter agreement ("Letter Agreement"), dated July 21, 1997, between the Company and TCIM. Pursuant to the Letter Agreement, the Company has agreed to cause the directors of the Company to undertake to vote shares of the Company's Common Stock which they beneficially own in favor of the proposed Merger, subject to the conditions and terms of the Letter Agreement or, if entered into, a superseding definitive merger agreement.

CUSIP No. 92656G 10 8                                              Page 7 of 19

          The Merger and other actions contemplated by the Letter Agreement and the Term Sheet are collectively referred to in this Amendment No. 17 as the "Proposed Transaction."

          If the Merger is consummated, shareholders of the Company would receive shares of preferred stock ("TCIM Preferred Stock") convertible into shares of Series A Common Stock of TCIM in exchange for their shares of Common Stock of the Company at an effective purchase price of $1.50 per share of Company Common Stock.

          Except as specifically modified, amended or supplemented by this Amendment all of the information in the Original Statement is hereby confirmed.

          Item 4 of the Original Statement is amended and supplemented as follows:

Item 4.  Purpose of Transaction

          As previously reported, the Joint Venture has accomplished its original objective of acquiring control of the Company and effecting changes in the Board of Directors and management of the Company. The Reporting Persons intend to cause the 14,210,419 shares beneficially owned by each Reporting Person to be voted in favor of the Proposed Transaction, subject to the terms and conditions set forth in the Letter Agreement and Term Sheet annexed to the Letter Agreement, or any definitive merger agreement executed pursuant thereto, and to dispose of the shares of the Company's common stock held by them for shares of TCIM Preferred Stock in the Proposed Transaction.

Item 5 of the Original Statement is amended and supplemented as follows:

Item 5.  Interest in Securities of the Issuer

          The Reporting Persons intend to cause the 14,210,419 shares beneficially owned by each Reporting Person to be voted in favor of the Proposed Transaction, subject to the terms and conditions set forth in the Letter Agreement and Term Sheet annexed to the Letter Agreement, or any definitive merger agreement executed pursuant thereto.

Item 6 of the Original Statement is amended and supplemented as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The Company and TCIM have entered into the Letter Agreement pursuant to which TCIM has agreed to acquire all 25,668,448 of the issued and outstanding shares of the Company's common stock (assuming conversion of outstanding preferred stock into 1,666,667 shares of common stock) at an effective price of $1.50 per share in exchange for shares of TCIM Preferred Stock, convertible into shares of Series A Common Stock of TCIM, through a Merger of the Company into a newly formed wholly owned subsidiary of TCIM, on the terms and conditions set forth in the Letter Agreement and the Term Sheet annexed to the Letter Agreement.

CUSIP No. 92656G 10 8                                              Page 8 of 19


          A copy of the Letter Agreement, with the Term Sheet attached, is filed with this Amendment No. 17 as Exhibit 99.17.1.

         Terms relating to existing and proposed arrangements between the Reporting Persons and others are summarized below.

          A. Closing Conditions. The Merger agreement is to be subject to a number of closing conditions including the following provisions.

                  1. Approval of the shareholders of TCIM and the Company, which in accordance with the Articles of Incorporation of the Company will require approval of shareholders holding at least 75% of the outstanding voting capital stock of the Company. The Reporting Persons intend to cause the 14,210,419 shares beneficially owned by each Reporting Person to be voted in favor of the Proposed Transaction, subject to the terms and conditions set forth in the Letter Agreement and Term Sheet annexed to the Letter Agreement, or any definitive merger agreement executed pursuant thereto.

                  2. Obtaining from each director of the Company an undertaking that he will cause the shares of the Company's common stock which he beneficially owns to be voted in favor of the Proposed Transaction pursuant to the terms of the definitive merger agreement (or the Letter Agreement and Term Sheet, if applicable). TCIM may terminate the Letter Agreement and the Term Sheet if these voting agreements are not obtained within 10 business days after July 21, 1997.

Item 7 of the Original Statement is amended and supplemented as follows:

Item 7.  Material to be filed as Exhibits

                  Exhibit 99.17.1 Letter Agreement dated July 21, 1997 between The Box Worldwide, Inc. and TCI Music, Inc., with attached Term Sheet.

                  Exhibit 99.17.2 Press Release issued by the Company, dated July 22, 1997.

CUSIP No. 92656G 10 8                                              Page 9 of 19


                                 SCHEDULE 13D-A


                                   SIGNATURES

      The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete, and correct.


LENFEST COMMUNICATIONS, INC., a           STARNET, INC., a Delaware corporation
Delaware corporation


By:    /s/ Samuel W. Morris, Jr.          By:   /s/ Samuel W. Morris, Jr.
    ---------------------------                  --------------------------
Name:  Samuel W. Morris, Jr.              Name:  Samuel W. Morris, Jr.
As:    Vice President                       As:  Vice President

Dated:  August 1, 1997                    Dated: August 1, 1997



H. F. Lenfest                             STARNET INTERACTIVE
                                          ENTERTAINMENT, INC., a Delaware
                                           corporation




/s/ H.F. Lenfest                           By:   /s/ Samuel W. Morris, Jr.
    ---------------------------                  --------------------------
Name:  H. F. Lenfest.                      Name:  Samuel W. Morris, Jr.
Dated: August 1, 1997                        As:  Vice President

                                           Dated: August 1, 1997

CUSIP No. 92656G 10 8                                            Page 10 of 19


                                  EXHIBIT INDEX


Exhibit No.                       Description of Document
-----------                       -----------------------

Exhibit 99.17.1 Letter Agreement dated July 21, 1997 between The Box Worldwide, Inc. and TCI Music, Inc., with attached Term Sheet.

Exhibit 99.17.2              Press Release issued by the Company,
                             dated July 22, 1997.